                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           (AMENDMENT NO. __________)

                            CHICAGO TITLE CORPORATION
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    168228104
                                 (CUSIP NUMBER)


       MRS. GRACE K. CULBERTSON, RFD #2 BLUE MILL RD. MORRISTOWN, NJ 07960
                  (Name, address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                COPY TO MARY ELLEN MCCABE AT THE BANK OF NEW YORK
                      1290 AVENUE OF THE AMERICAS - 5TH FL.
                            NEW YORK, NEW YORK 10104
                                 (212) 408-7713

                                  June 17, 1998
             (Date of Event which Requires Filing of This Statement)

                If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition that is the subject of this
         Schedule 13D, and is filing this schedule because of Rule
               13d-1(e), 13d-1 (f) or 13d-1 (g), check the following box [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent

                         (Continued on following pages)




                               (Page 1 of 5 Pages)



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D                                FORMS

CUSIP NO. 168228104                         13D

1  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     GRACE K. CULBERTSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)    [ ]
                                                              (B)    [ ]

3   SEC USE ONLY


4    SOURCE OF FUNDS*
       00

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
       2(d) OR 2(e)                                                  [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.

NUMBER OF                7     SOLE VOTING POWER
SHARES
                                  423,291
BENEFICIALLY             8     SHARED VOTING POWER
OWNED BY
                                  756,318
EACH                     9     SOLE DISPOSITIVE POWER
REPORTING
                                  423,291

PERSON WITH             10     SHARED DISPOSITIVE POWER

                                  756,318

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

             1,179,609

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*
                                                                     [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.4%

14  TYPE OF REPORTING PERSON*
       IN




                                  2 of 5 pages
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Culbertson Sch. 13D

Item 1            Security and Issuer

This statement relates to shares of common stock, $1 par value (the "Common Stock"), of Chicago Title Corporation, a Delaware corporation having its principal executive offices at 171 North Clark Street, Chicago, Illinois 60601-3294.

Item 2            Identity and Background
          (a) through (c)

Pursuant to Sections 13 (d) (1) and 13 (d) (3) of the Securities Exchange Act of 1934, as amended (the "Act"), and pursuant to Rules 13d-1 and 13d-5 promulgated thereunder, this statement is being filed on behalf of Mrs.
Grace K. Culbertson:

Name and Address                    Occupation and Business Address
----------------                    -------------------------------

Grace K. Culbertson
RFD #2                                           N/A
Blue Mill Rd
Morristown, NJ  07960

(d) During the last five years, Mrs. Grace K. Culbertson has not been convicted in a criminal proceeding.

(e) During the last five years, Mrs. Grace K. Culbertson has not been a party to any civil proceedings as indicated.

(f) Mrs. Grace K. Culbertson is a citizen of the United States of America.

Item 3            Source and Amount of Funds or Other Consideration

On June 17, 1998, trusts of which Mrs. Grace K. Culbertson is co-trustee acquired 125,658 shares of Chicago Title Corporation common stock by a spin-off distribution from Alleghany Corporation. Also, on June 17, 1998, trusts of which Mrs. Grace K. Culbertson is co-trustee and a beneficiary acquired 630,660 shares of Chicago Title Corporation common stock by a spin-off distribution from Alleghany Corporation. In addition, on June 17, 1998 Mrs. Grace K. Culbertson acquired 423,291 shares of Chicago Title Corporation common stock by a spin-off distribution from Alleghany Corporation.

Item 4            Purpose of Transaction

Mrs. Grace K. Culbertson in her present capacity as a stockholder of Chicago Title Company has no present plans or proposals which relate to or would result in any of the items listed under captions a-j.



                                  3 of 5 pages
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Item 5            Interest in Securities of the Issuer
------            ------------------------------------

(a) and (b) The table below sets forth the aggregate number and percentage of shares of the outstanding Chicago Title Corporation common stock beneficially owned, as of the date hereof, by Mrs. Grace K. Culbertson. The footnote to the table includes information relating to common stock where there is shared power to vote, or to direct the vote, or to dispose of, or to direct the disposition of, such shares of common stock.

                             Number of                     Percentage of
                             Shares of                     Outstanding Shares
                             Common Stock                  of Common Stock
                             Beneficially Owned (1)        Beneficially Owned
                             ----------------------        ------------------

Grace K. Culbertson             1,179,609                           5.4%
-----------------------------------------------------------------------------

             (1) Includes 423,291 shares of Chicago Title Corporation common stock held directly by Mrs. Grace K. Culbertson, with sole power to vote or to direct the vote and to dispose or direct the disposition of such shares, and 630,660 shares of Chicago Title Corporation common stock held by trusts of which Mrs. Grace K. Culbertson is co-trustee and beneficiary with shared power to vote or to direct the vote and to dispose or direct the disposition of such shares, and 125,658 shares of Chicago Title Corporation common stock held by trusts by which Mrs. Grace K. Culbertson is a co-trustee with shared power to vote or to direct the vote and to dispose or direct the disposition of such shares.


Item 5 continued
------
(c) Mrs. Grace K. Culbertson has not effected any transactions in Chicago Title Corporation common stock in the 60-day period ended as of the date hereof.

(d) To the best knowledge of Mrs. Grace K. Culbertson no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Chicago Title Corporation common stock reported herein as beneficially owned by Mrs. Grace K. Culbertson.

(e) Not Applicable

Item 6            Contracts, Arrangements, Understanding or Relationships With
------            ------------------------------------------------------------
                  Respect to Securities of the Issuer
                  -----------------------------------

                  See the response to Items 5(a) and (b) above

                                  4 of 5 pages
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Item 7            Material to be filed as Exhibits
------            --------------------------------

                  None


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                                       /s/ Grace K. Culbertson
Date: June 22, 1998                                   ----------------------
-------------------                                   Grace K. Culbertson







                                  5 of 5 pages